
May 22, 2009

Mr. Phil Rykhoek
Chief Financial Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, Texas 75024

> **Re:** **Denbury Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 001-12935**

Dear Mr. Rykhoek:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 4

Overall tertiary economics, page 8

1.   We note your disclosure under this heading and on page 40, which states that "Our inception-to-date finding and development costs (including future development and abandonment costs but excluding expenditures on fields without

proved reserves) for our tertiary oil fields through December 31, 2008, are approximately $11.30 per BOE." Please tell us and expand your disclosure to describe how this measure is calculated. Please confirm, if true, that the information used to calculate this measure is derived directly from the line items disclosed in the schedule of costs incurred and the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraphs 11 and 21 of SFAS 69, or otherwise advise. To the extent applicable, we would also expect certain information contained in the disclosure required by paragraph 30(b) of SFAS 69 to be used to calculate this ratio. Please advise.

2.   In addition, please expand your disclosure surrounding your inception-to-date finding and development cost measure to address the following:

- Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).
    o It is not appropriate to calculate this ratio using non-proved reserves or to use a figure for proved reserve additions that includes both proved reserve additions attributable to consolidated entities combined with proved reserve additions attributable to investments accounted for using the equity method;

    o When a significant portion of the proved reserve additions is proved undeveloped, disclose that additional development costs will need to be incurred before these proved reserves are ultimately produced, and the impact this has on the use and reliability of the measure;

    o Disclose the amount of the estimated future development costs. Explain to investors, if true, that the amount of estimated future development costs related to the proved reserve additions is a component of amounts disclosed in the SFAS 69 disclosures.

- Identify the reasons why proved reserves were added.
    o The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.
    o Identify all situations that resulted in a reserve addition that did not require the expenditure of additional costs. For example, changes in commodity prices and foreign exchange rates routinely have a direct

impact on the quantity of proved reserves, but do not require the expenditure of additional exploration or development costs.

- Disclose how management uses this measure.

- Disclose the limitations of this measure.

- Indicate whether the finding and development cost per unit measure is comparable to other like measures disclosed by other companies.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

2008 Operating Highlights, page 32

3.   We note your statement on pages 33 and 49 that "During 2008 our proved oil and natural gas reserves increased from 194.7 MBOE as of December 31, 2007 to 250.5 MBOE at December 31, 2008, replacing approximately 525% of our 2008 production, almost entirely from organic growth." Please tell us and expand your disclosure to describe how this ratio is calculated. Please confirm, if true, that the information used to calculate this ratio is derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69, or otherwise advise.

4.   In addition, please expand your disclosure surrounding your reserve replacement ratio to address the following:

- Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).
     o It is not appropriate to calculate this ratio using non-proved reserve quantities, or, proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

- Identify the reasons why proved reserves were added.

     o The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to

> which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

- ▪ Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

- ▪ Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

- ▪ Disclose how management uses this measure.

- ▪ Disclose the limitations of this measure.

<u>Consolidated Statements of Cash Flows, page 62</u>

5.   Please explain to us in necessary detail the nature of items included in your investing activity line item titled 'Change in accrual for capital expenditures' and confirm, if true, that such amounts represent cash activity or otherwise advise.

6.   Please confirm, if true, that the amount you incurred for the $30 million non-refundable deposit for the purchase of the Conroe Field, which you subsequently cancelled in October 2008, is reported as an operating activity or otherwise advise.

<u>Note 1. Significant Accounting Policies, page 65</u>

<u>CO2 Pipelines, page 68</u>

7.   Please disclose the range of the estimated useful lives of your pipelines. In this regard, we note your disclosure that "Each pipeline is depreciated on a straight-line basis over its estimated useful life."

<u>Note 3. Relates Party Transactions - Genesis</u>

<u>Incentive Compensation Agreement, page 74</u>

8.   We note you entered into incentive compensation agreements in December 2008 whereby the members of Genesis' management have the ability to earn an approximate 17% interest in the incentive distributions that Genesis Energy, LLC will receive from Genesis Energy. We further note these awards have a

mandatory redemption feature and your disclosure that "The estimated fair value of the mandatory redemption feature of these awards will be recorded as a liability at each reporting date." Please disclose the amount you recorded as a liability at December 31, 2008 or otherwise explain why a liability was not recorded at December 31, 2008. Please also include all applicable disclosures required by paragraphs 26 through 28 of SFAS 150, or otherwise advise why you believe these disclosures are not necessary.

Note 13. Condensed Consolidating Financial Information, page 91

9.   We note you present condensed consolidating financial information in reliance upon Rule 3-10 of Regulation S-X, which provides relief from providing full financial statements for each of the subsidiary guarantors. Please tell us which of the scope exceptions from paragraphs (b), (c), (d), (e) and (f) of Rule 3-10 of Regulation S-X you are relying upon as an exception to the general rule of paragraph (a)(1) of this section.

Condensed Consolidating Statements of Cash Flows, page 93

10.   In addition, please support your presentation of one line item totals for the cash flow from both investing and financing activities under your requirement to follow the general guidance in Rule 10-01 of Regulation S-X for the form and content for condensed financial statements. In this regard, Rule 10-01(a)(4) of Regulation S-K provides special instructions for presenting changes when they exceed 10% of the average of funds provided by operations for the most recent three years. Please advise. This comment also applies to the presentation of this information in your Form 10-Q for the fiscal quarter ended March 31, 2009.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Controls and Procedures, page 38

11.   Under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer's management, including its principal executive and financial officers. Please modify your disclosed definition of "disclosure controls and procedures" or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), as appropriate, to address this requirement.

12.   You state there were no "significant changes" in your internal controls over financial reporting during the period covered by your quarterly report on Form

10-Q. Please note Item 308(c) of Regulation S-K requires you to disclose any change identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." Please modify your disclosure as appropriate.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief